UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VOCUS, INC.

(Name of Subject Company (Issuer))

GTCR Valor Merger Sub, Inc.

A Wholly Owned Subsidiary of

GTCR Valor Companies, Inc.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

92858J108

(CUSIP Number of Class of Securities (Underlying Common Stock))

Christian B. McGrath

GTCR Valor Companies, Inc.

300 N. LaSalle St.

Suite 5600

Chicago, IL 60654

(312) 382-2200

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Edward Sonnenschein, Esq.

Bradley C. Faris, Esq.

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

(212) 906-1200

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Vocus, Inc. (“Vocus”) by GTCR Valor Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of GTCR Valor Companies, Inc. (“Parent”). The following document related to the proposed tender offer is attached as an exhibit to this communication:

•	Press Release issued by Vocus dated April 7, 2014 (Exhibit 99.1)

The tender offer for the outstanding common stock of Vocus, Inc. has not yet commenced. This exhibit is neither an offer to buy nor the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Vocus, Inc. common stock will be made only pursuant to an offer to purchase and related materials that Parent and Purchaser intend to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Parent and Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter Vocus, Inc. will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to Vocus, Inc. stockholders when available, and may also be obtained by contacting Vocus, Inc.’s Investor Relations Department at 12051 Indian Creek Court, Beltsville, Maryland 20705, (301) 459-2590 or investorrelations@vocus.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Exhibit Index

Exhibit Number	Description

99.1	Press Release issued by Vocus dated April 7, 2014